FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2007	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Notwithstanding the foregoing, information contained in the attached press release under the heading “About Reducol” on the website at www.reducol.com, is not incorporated by reference in the prospectus.   Information contained in the attached press release contains forward looking information.

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“A Life Sciences Company”

For Immediate Release	January 18, 2007

Forbes Medi-Tech Expands Reducol™ Sales in Portugal with the Addition of Modelo Continente to Customer List

~Reducol™ -Based Products Sold Through Country’s Leading Retailers ~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced the expansion of Reducol™-based products in Portugal through one of its largest food retailers, Modelo Continente .. The cholesterol-lowering ingredient will be featured in a range of dairy products including a Strawberry Flavor Yogurt Drink, Original Flavor Yogurt Drink, UHT Milk and Dairy Spread.  The products will be marketed under the Modelo Continente private-label brand.

“Retailers such as Modelo Continente recognize the importance of maintaining their customers’ loyalty by offering new, healthy, great tasting products,” sai d Jeff Motley, VP Marketing and Sales at Forbes Medi-Tech. “The proven Reducol™ platform of solid science and top technology was a key factor in Modelo Continente’s decision to launch the Reducol™ range of products. Their presence and stature will help establish a stronghold for the Reducol™ brand in the Portuguese marketplace.”

The product line s of cholesterol - lowering dairy products containing Reducol™ are part of a growing trend in Europe.  Portugal is the fifth country to recognize and adopt Reducol™ as a leading ingredient for cholesterol-lowering products. Forbes Medi-Tech has Reducol™ private-labeled products in t he UK, The Netherlands, Finland, France and Portugal.

“Reducol™’s clinical studies, technology and health claims provided Modelo Continente with an opportunity to enter the intensely competitive cholesterol-lowering category with a private label product,” said Mario Karim, Director at Modelo Continente. “We see Reducol™ as an important part of our healthy-choice products for consumers.”

In Europe, Reducol ™ can now be found in such dairy products as yogurt, yogurt drinks, cheese and margarine spread, but can also be found in items worldwide such as chocolate truffles and dietary supplements.

About Modelo Continente

Modelo Continente is a sub-holding of Sonae Group, the biggest Portuguese private company. Modelo Continente is a reference on the alimentation sector and is the first Portuguese hypermarket. The Group owns: Modelo and Continente hypermarkets, and Modelo Bounjour supermarkets.

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “Sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on Modelo Continente for the information about Modelo Continente provided in this News Release and the Company disclaims any liability with respect to such information.  Forbes disclaims responsibility for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Forbes of those or any other website.  This News Release contains forward-looking statements regarding Reducol™, products containing Reducol™, and the Company’s strategy and vision, which statements can be identified by the use of forward-looking terminology such as “will”, “growing”, “opportunity”, “further”, “future”, “strategy”, “vision”, “to develop” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the Company’s reliance on Fayrefield Foods and Modelo Continente for performance; the need to secure new customers which is not assured; uncertainty regarding market acceptance and demand for products containing Reducol™; uncertainty whether demand for Reducol™-based products will continue to grow; product development risks; intellectual property risks; manufacturing, marketing and supply risks;  product liability and insurance risks; uncertainty as to future sales volumes and pricing; the effect of competition; the need for regulatory approvals, which are uncertain; changes in business strategy or development plans; exchange rate fluctuations; and the Company’s need for future funding; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.